Filed pursuant to Rule 424(b)(3)

Registration No. 333-134570

Prospectus

Alloy, Inc.

958,551 Shares of Common Stock and Preferred Stock Purchase Rights

We have prepared this prospectus to allow the selling stockholders we describe in this prospectus to sell up to 958,551 shares of our common stock. The shares were issued or will be issued to the selling stockholders in connection with our acquisition of Sconex, Inc. We will not receive any of the proceeds from the sale of common stock by the selling stockholders pursuant to this prospectus. The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices, but they are not required to sell any shares. The price to the public for the shares and the proceeds to the selling stockholders at any time will depend upon the terms of such sales.

Our common stock is traded on the Nasdaq National Market under the trading symbol “ALOY”. On July 13, 2006, the last reported sale price for our common stock on the Nasdaq National Market was $10.39 per share.

Investing in our common stock involves risks. See “ Risk Factors That May Affect Future Results” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. It is a criminal offense to make any representation to the contrary.

This prospectus is dated July 14, 2006.

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in shares of our common stock. You should carefully read the entire prospectus, including “Risk Factors That May Affect Future Results” and our financial statements and related notes appearing elsewhere in this prospectus or incorporated herein by reference, before you decide whether to invest in our common stock. References to “we,” “our,” “our company,” “us,” “the Company” or “Alloy” refer to Alloy, Inc.

Overview

We are a non-traditional media and marketing services company that primarily targets the demographic segment comprising persons in the United States between the ages of 10 and 24. We operate our business through three operating segments—Promotion, Media and Placement. Our Promotion segment is comprised of businesses whose products are promotional in nature and includes our Alloy Marketing and Promotion business, our on-campus marketing unit, and our mall marketing and sampling divisions. Our Media segment is comprised of Company-owned entertainment media assets, including our out-of-home, Internet, database, specialty print and entertainment businesses. Our Placement segment is made up of our businesses that aggregate and market third party media properties owned by others primarily in the college, military and multicultural markets. These three operating segments utilize a wide array of online and offline media and marketing assets, such as websites, magazines, college and high school newspapers, on-campus message boards, and college guides, giving us significant reach into our target demographic audience and providing our advertising clients with significant exposure to the youth market.

We believe we are the only media company that combines significant marketing reach with a comprehensive database of consumers between the ages of 10 and 24, providing us with a deep understanding of the youth market. According to United States Census projections, as of July 2005, about 35% of the United States population is under the age of 24. According to studies by Harris Interactive in July 2005, the projected annual income for 8-to-21-year-old persons is about $233 billion and annual spending is about $139 billion per year, representing about $2,400 in spending per person. Harris Interactive studies have also shown that the college market is large and influential, with approximately 16.5 million college students in the United States who control about $54 billion annually in discretionary spending.

Corporate Information

Our principal executive offices are located at 151 West 26th Street, 11th Floor, New York, New York 10001. Our main telephone number at that location is (212) 244-4307. Our corporate website is www.alloymarketing.com. Information contained on our website is not incorporated by reference herein, and you should not consider information contained on our website as part of this document.

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SUMMARY OF THE OFFERING

This prospectus provides for the sale of up to 958,551 shares of our common stock by the stockholders listed under “Selling Stockholders” on page 10. These shares were, and may be, issued to the former stockholders of Sconex, Inc. (“Sconex”) in connection with our acquisition of Sconex. We will not receive any proceeds from the sale of these shares.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, other information included in this prospectus and information in our periodic reports filed with the Securities and Exchange Commission (the “Commission”). The material risks and uncertainties described below are related to this offering. You should also consider the risks discussed in our annual report filed on Form 10-K with the Commission on May 1, 2006, which relate to our business in general. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected, and you may lose some or all of your investment.

Risk Factors That May Affect Future Results

You should carefully consider the following risks and uncertainties that we currently believe may materially affect the Company. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us may also become important factors that impact our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected.

Risks Related to Our Businesses

We have incurred significant operating losses in the past and may incur significant operating losses in the future. We may never achieve sustained profitability.

Since our inception in January 1996, we have incurred significant net losses, and as of January 31, 2006, we had an accumulated deficit of approximately $254 million. We have not historically been profitable and were not profitable for the year ended January 31, 2006. Our financial results for the past three years have been adversely impacted by impairment charges on long-lived assets, and we cannot provide any assurances that we will not incur similar charges in the future. In addition, in the fiscal year beginning February 1, 2006, we will be required to record a compensation charge for the fair value of stock-based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”). Even if we were to become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to achieve and sustain profitability will negatively impact the market price of our common stock.

A lack of future earnings or future stock issuances by us may limit our ability to use our net operating loss carryforwards.

As of January 31, 2006, we had net operating loss (“NOL”) carryforwards of approximately $29.4 million to offset future taxable income, which expire in various years through 2024, if not utilized. The deferred tax asset representing the benefit of these NOL’s has been offset completely by a valuation allowance due to our history of operating losses and the uncertainty of future taxable income. A lack of future earnings would adversely affect our ability to utilize these NOL’s. In addition, under the provisions of the Internal Revenue Code, substantial changes in our ownership may limit the amount of NOL’s that can be utilized annually in the future to offset taxable income. Section 382 of the Internal Revenue Code of 1986, as amended, or Section 382, imposes limitations on a company’s ability to use NOL’s if a company experiences a more-than-50-percent ownership change over a three-year testing period. We have experienced three such ownership changes in the past and it is possible that a change in our ownership will occur in the future. If we are limited in our ability to use our NOL’s in future years in which we have taxable income, we will pay more taxes currently than if we were able to utilize our NOL’s fully.

Our business may not grow in the future.

Since our inception, we have rapidly expanded our business, growing our revenue from $2 million for fiscal 1997 to $195.3 million for fiscal 2005. Our continued growth will depend to a significant degree on our ability to maintain existing sponsorship and advertising relationships and develop new relationships, to identify and integrate successfully acquisitions, and to maintain and enhance the reach and brand recognition of our existing media franchises and any new media franchises that we create or acquire. Our ability to implement our growth strategy will also depend on a number of other factors, many of which are or may be beyond our control, including the continuing appeal of our media and marketing properties to consumers, the continued perception by participating advertisers and sponsors that we offer an effective marketing channel for their products and services, our ability to attract, train and retain qualified employees and management and our ability to make additional strategic acquisitions. There can be no assurance that we will be able to implement our growth strategy successfully.

We may fail to use our database and our expertise in marketing to consumers successfully, and we may not be able to maintain the quality and size of our database.

The effective use of our consumer database and our expertise in marketing are important components of our business. If we fail to capitalize on these assets, our business will be less successful. As individuals in our database age beyond 10-24, they may no longer be of significant value to our business. We must therefore continuously obtain data on new individuals in the demographic in order to maintain and increase the size and value of our database. If we fail to obtain sufficient new names and information, or if the quality of the information we gather suffers, our business could be adversely affected. Moreover, other focused media businesses possess similar information about some segments of our target market. We compete for marketing and advertising revenues based on the comprehensive nature of our database and our ability to analyze and interpret the data in our database. Accordingly, if one or more of our competitors were to create a database similar to ours, or if a competitor were able to analyze its data more effectively than we are able to analyze ours, our competitive position, and therefore our business, could suffer.

Our success depends largely on the value of our brands, and if the value of our brands were to diminish, our business would be adversely affected.

The prominence with advertisers of our Alloy, CCS and dELiA*s websites as well as our other media and marketing brands are key components of our business. If our websites or brands lose their appeal to young consumers or to advertisers trying to reach such consumers, our business would be adversely affected. The value of our consumer brands could also be eroded by our failure to keep current with the evolving preferences of our audience. These events would likely also reduce media and advertising sales and adversely affect our marketing services businesses. Moreover, we intend to continue to increase the number of consumers we reach, through means that could include broadening the intended audience of our existing consumer brands or creating or acquiring new media franchises or related businesses. Misjudgments by us with respect to these matters could damage our existing or future brands. If any of these developments occur, our business would suffer and we may be required to write-down the carrying value of our goodwill.

Our revenues and income could decline due to general economic trends, declines in consumer spending and seasonality.

Our revenues are largely generated by discretionary consumer spending or advertising seeking to stimulate that spending. Advertising expenditures and consumer spending all tend to decline during recessionary periods, and may also decline at other times. Accordingly, our revenues could decline during any general economic downturn. In addition, our revenues have historically been higher during our third and fourth fiscal quarters, coinciding with the start of the school calendar and holiday season spending, than in the first half of our fiscal year. Therefore, our results of operations in any given quarter may not be indicative of our full fiscal year performance.

We may be required to recognize impairment charges.

Pursuant to generally accepted accounting principles, we are required to perform impairment tests on our identifiable intangible assets with indefinite lives, including goodwill, annually or at any time when certain events occur, which could impact the value of our business segments. Our determination of whether an impairment has occurred is based on a comparison of the assets’ fair market values with the assets’ carrying values. Significant and unanticipated changes could require a provision for impairment that could substantially affect our reported earnings in a period of such change. For instance, during the fourth quarter of fiscal 2005, we completed our annual impairment review and recorded a $30.7 million charge to reduce the carrying value of goodwill and an approximate $1.5 million charge to reduce the carrying value of indefinite-lived intangible assets. These impairment charges are included within “special charges” on the Consolidated Statement of Operations accompanying our annual report filed on Form 10-K with the Commission on May 1, 2006.

Additionally, pursuant to generally accepted accounting principles, we are required to recognize an impairment loss when circumstances indicate that the carrying value of long-lived tangible and intangible assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, (a triggering event), comprises measurable operating performance criteria as well as qualitative measures. If a determination is made that a long-lived asset’s carrying value is not recoverable over its estimated useful life, the asset is written down to estimated fair value, if lower. The determination of fair value of long-lived assets is generally based on estimated expected discounted future cash flows, which is generally measured by discounting expected future cash flows identifiable with the long-lived asset at our weighted-average cost of capital. Pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), we performed an analysis of the recoverability of certain long-lived assets during the fourth quarter of fiscal 2005 and recorded an asset impairment charge of approximately $0.5 million. This impairment charge is included within “special charges” on the Consolidated Statement of Operations accompanying our annual report filed on Form 10-K with the Commission on May 1, 2006.

Events subsequent to the spinoff of dELiA*s could result in significant liability or materially affect our business.

In December, 2005, we effected a spinoff of our former subsidiary, dELiA*s, Inc., by means of a distribution to our stockholders of 100% of the outstanding shares of common stock of dELiA*s, Inc. that we owned as of the effective date of the spinoff. Even though we believe that, under United States federal income tax laws, our spinoff of dELiA*s, Inc. qualified for tax-free treatment, we may nevertheless be subject to tax if acquisitions or issuances of either our common stock or dELiA*s, Inc. stock following the spinoff cause our stockholders to subsequently own less than a majority of the outstanding shares of either dELiA*s, Inc. or us. In particular, this tax will apply if such issuances or acquisitions occur as part of a plan or series of related transactions that include the spinoff. If the subsequent acquisitions or issuances of either the stock of dELiA*s, Inc. or our stock triggers this tax, we will be subject to tax on the gain that would have resulted from a sale of dELiA*s, Inc. stock distributed in the spinoff. Because of this, we are limited in undertaking certain corporate actions. These limitations on activity could have a material adverse effect on our ability to generate necessary liquidity or execute other corporate transactions, including restructuring or similar transactions, which could limit the value of our stock. Many of our competitors are not subject to similar restrictions and may issue their stock to complete acquisitions, raise capital and speed the development of new technology. Therefore, these competitors may have a competitive advantage over us.

Our strategy contemplates strategic acquisitions. Our inability to acquire suitable businesses or to manage their integration could harm our business.

A key component of our business strategy is to expand our reach by acquiring complementary businesses, products and services. We compete with other media and related businesses for these opportunities. Therefore, even if we identify targets we consider desirable, we may not be able to complete those acquisitions on terms we consider attractive or at all. We could have difficulty in assimilating personnel and operations of the businesses we have acquired and may have similar problems with future acquisitions. These difficulties could disrupt our business, distract our management and employees and increase our expenses. Furthermore, we may issue additional equity securities in connection with acquisitions, potentially on terms that could be dilutive to our existing stockholders.

Competition may adversely affect our business and cause our stock price to decline.

Because of the perception that the youth market is an attractive demographic for marketers, the markets in which we operate are competitive. Many of our existing competitors, as well as potential new competitors in this market, have longer operating histories, greater brand recognition, larger customer user bases and significantly greater financial, technical and marketing resources than we do. These advantages allow our competitors to spend considerably more on marketing and may allow them to use their greater resources more effectively than we can use ours. Accordingly, these competitors may be better able to take advantage of market opportunities and be better able to withstand market downturns than us. If we fail to compete effectively, our business could be materially and adversely affected and our stock price could decline.

We rely on third parties for some essential business operations, and disruptions or failures in service may adversely affect our ability to deliver goods and services to our customers.

We currently depend on third parties for important aspects of our business, including our infrastructure, operations and technology. We have limited control over these third parties, and we are not their only client. In addition, we may not be able to maintain satisfactory relationships with any of these third parties on acceptable commercial terms. Further, we cannot be certain that the quality of products and services that they provide will remain at the levels needed to enable us to conduct our business effectively.

We depend on our key personnel to operate our business, and we may not be able to hire enough additional management and other personnel to manage our growth.

Our performance is substantially dependent on the continued efforts of our executive officers and other key employees. The loss of the services of any of our executive officers or key employees could adversely affect our business. Additionally, we must continue to attract, retain and motivate talented management and other highly skilled employees to be successful. We may be unable to retain our key employees or attract, assimilate and retain other highly qualified employees in the future.

Risks Related to Our Intellectual Property

If we are unable to protect the confidentiality of our proprietary information and know-how, our competitive position could be affected.

We rely on the protection of trademarks, trade secrets, know-how, confidential and proprietary information to maintain our competitive position. To maintain the confidentiality of trade secrets and proprietary information, we generally enter into confidentiality agreements with our employees, consultants, and contractors upon the commencement of our relationship with them. These agreements typically require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. Even if obtained, these agreements may not provide meaningful protection for our trade secrets or other proprietary information or an adequate remedy in the event of their unauthorized use or disclosure. The loss or exposure of our trade secrets or other proprietary information could impair our competitive position.

We may be involved in lawsuits to protect or enforce our intellectual property or proprietary rights that could be expensive and time-consuming.

We may initiate intellectual property litigation against third parties to protect or enforce our intellectual property rights and we may be similarly sued by third parties. The defense and prosecution of intellectual property suits, interference proceedings and related legal and administrative proceedings, if necessary, would be costly and divert our technical and management personnel from conducting our business. Moreover, we may not prevail in any of these suits. An adverse determination of any litigation or proceeding could affect our business, particularly in countries where the laws may not protect such rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that disclosure of some of our confidential information could be compelled and the information compromised. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments that, if perceived as negative by securities analysts or investors, could have a substantial adverse effect on the trading price of our common stock.

Our agreement with dELiA*s, Inc. to jointly own our database information may make such information less valuable to us.

We and dELiA*s, Inc. have agreed to jointly own all data collected through the alloy.com, ccs.com and dELiA*s.com websites (excluding credit card data), subject to applicable laws and privacy policies. Pursuant to an agreement with dELiA*s, Inc., each party is subject to specified restrictions with respect to the use of such data. Nevertheless, because we and dELiA*s, Inc. jointly own such database information, certain actions that dELiA*s, Inc. could take, such as breaching its contractual covenants, could result in our losing a significant portion of the competitive advantage we believe our databases provide to us. In such event, our business and results of operations could be adversely affected. In addition, because we have agreed to limitations on our use of that data, we might be unable to sell or license any such data to third parties, which limits our ability to generate revenues from such data.

Our inability or failure to protect our intellectual property or our infringement of other’s intellectual property could have a negative impact on our operating results.

Our trademarks are valuable assets that are critical to our success. The unauthorized use or other misappropriation of our trademarks, or our inability to continue to use any current trademarks, could diminish the value of our brands and have a negative impact on our business. We are also subject to the risk that we may infringe on the intellectual property rights of third parties. Any infringement or other intellectual property claim made against us, whether or not it has merit, could be time-consuming, result in costly litigation, cause product delays or require us to pay royalties or license fees. As a result, any such claim could have a material adverse effect on our operating results.

In addition, in connection with the spinoff of dELiA*s, Inc., with respect to certain Alloy and CCS trademarks and servicemarks, we agreed with dELiA*s, Inc. that we and they will become joint owners by assignment of such trademarks and servicemarks. We and dELiA*s, Inc. filed instruments with the United States Patent and Trademark Office (the “PTO”) to request that the PTO divide these jointly owned trademarks and servicemarks between us such that we each would own the registrations for those trademarks and servicemarks for the registration classes covering the goods and services applicable to our respective businesses. We cannot assure you that the PTO will grant such request, and in such event we would need to enter into long-term agreements with dELiA*s, Inc. regarding our respective use of those trademarks and servicemarks. We may have a more difficult time enforcing our rights arising out of any breach by dELiA*s, Inc. of any such agreement than we would enforcing a infringement of our trademarks were the PTO to grant the requested division. In such event, our business and results of operations could be adversely affected.

Risks Relating to Our Common Stock

Our stock price has been volatile, is likely to continue to be volatile, and could decline substantially.

The price of our common stock has been, and is likely to continue to be, volatile. In addition, the stock market in general, and companies whose stock is listed on The Nasdaq National Market, including marketing and media companies, have experienced extreme price and volume fluctuations that have often been disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

Terrorist attacks and other acts of wider armed conflict may have an adverse effect on the United States and world economies and may adversely affect our business.

Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, could have an adverse effect on our business, results of operations or financial condition. There can be no assurance that there will not be further terrorist attacks against the United States or its businesses or interests. Attacks or armed conflicts that directly impact the Internet or our physical facilities could significantly affect our business and thereby impair our ability to achieve our expected results. Further, the adverse effects that such violent acts and threats of future attacks could have on the United States and world economies could similarly have a material adverse effect on our business, results of operations and financial condition. Finally, further terrorist acts could cause the United States to enter into a wider armed conflict, which could further disrupt our operations and result in a material adverse effect on our business, results of operations and overall financial condition.

YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS

BECAUSE THEY ARE INHERENTLY UNCERTAIN

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of Section 27A of the Act and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), particularly statements regarding market expectations and opportunities, market share growth and new products and service expectations and capabilities. These forward-looking statements are just predictions and involve risks and uncertainties such that actual results may differ materially.

When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect” and “intend” and similar expressions as they relate to us or our management are intended to identify such forward-looking statements. Our actual future results may differ significantly from those stated in any forward-looking statements. Although we believe the expectations reflected in these forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made, and we cannot assure you that our future results, levels of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as may be required by law.

In evaluating this offering, you should carefully consider the discussion of risks and uncertainties in the section entitled “Risk Factors That May Affect Future Results” beginning on page 2 of this prospectus.

USE OF PROCEEDS

This prospectus relates to shares of our common stock being offered and sold for the account of the selling stockholders described in this prospectus. The selling stockholders will receive all of the proceeds from the sale of common stock pursuant to this prospectus. We will not receive any of the proceeds from sales by the selling stockholders of such common stock, but will pay certain expenses related to the registration of the shares of the common stock. See “Plan of Distribution.”

SELLING STOCKHOLDERS

This prospectus relates to the possible resale from time to time of up to a total of 958,551 shares of our common stock by the selling stockholders, which shares consist of (i) 273,551 issued to the former holders of Sconex common stock in connection with our acquisition of Sconex, and (ii) 685,000 shares which may be issuable to the former holders of Sconex common stock as earnout shares in connection with our acquisition of Sconex.

Pursuant to the terms of our acquisition of and merger with Sconex, we filed a Registration Statement on Form S-3, of which this prospectus constitutes a part, in order to permit the selling stockholders to resell to the public the shares of our common stock issued or issuable in connection with that acquisition. Each of the former Sconex stockholders who is a selling stockholder has entered into a lockup agreement with us pursuant to which such selling stockholder agreed to certain selling restrictions. More specifically, with respect to shares issued at the time of closing, each selling stockholder agreed that it may transfer up to 40% of such shares upon the effectiveness of the Registration Statement on Form S-3, of which this prospectus constitutes a part, an additional 40% of such shares on or after September 27, 2006 and the remaining 20% of such shares on or after March 27, 2007. With respect to any earnout shares issued to a selling stockholder (excluding any Restricted Shares, as defined in the merger agreement), each selling stockholder agreed that it may transfer 16.3% of such shares immediately upon issuance, an additional 27.9% of such shares on September 30, 2007, an additional 27.9% of such shares on March 31, 2008 and the remaining 27.9% of such shares on September 30, 2008. Additionally, pursuant to the terms of the merger agreement pursuant to which we acquired Sconex and from which our obligation to issue any earnout shares flows, each of the former Sconex stockholders who is a selling stockholder agreed that 39% of all shares issuable to such holder as earnout shares pursuant to the terms of the merger agreement will be restricted and subject to forfeiture as follows: (i) one-third (1/3) of such shares shall vest and shall no longer be subject to forfeiture on March 31, 2008, provided that such selling stockholder has remained continuously employed by us or an affiliate during such period, and (ii) the remainder of such shares shall vest and shall no longer be subject to forfeiture on September 30, 2008, provided that such selling stockholder has remained continuously employed by us or an affiliate during such period, subject to certain exceptions and events that could result in acceleration of such vesting.

The selling stockholders have each represented to us that they have obtained the shares for their own account for investment only and not with a view to, or resale in connection with, a distribution of the shares, except through sales registered under the Securities Act or exemptions thereto.

Based upon information available to us as of May 5, 2006, the following table sets forth the name of the selling stockholders, the number of shares owned, the number of shares registered by this prospectus and the number and percent of outstanding shares that the selling stockholder will own after the sale of the registered shares, assuming all of the shares are sold. The information provided in the table and discussions below has been obtained from the selling stockholders. The selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares beneficially owned, all or a portion of the shares of common stock beneficially owned in transactions exempt from the registration requirements of the Act. As used in this prospectus, “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received from the named selling stockholders as a gift, pledge, distribution or other non-sale related transfer. The number of shares in the column “Shares Being Offered” represents all of the shares that the selling stockholder may offer under this prospectus. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares. This table may be expanded or supplemented in prospectus supplements as new information becomes available to us.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Exchange Act. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering		Shares Being Offered		Number of Shares After Completion of This Offering (1)
Joshua J. Schanker(2)	463,933	(3)	463,933	(3)	0	*
Jawad Laraqui(2)	193,885	(3)	193,885	(3)	0	*
Jason Gracilieri(2)	156,770	(3)	156,770	(3)	0	*
Joe Presbrey(2)	44,846	(3)	44,846	(3)	0	*
Joshua J. Forman(2)	35,258	(3)	35,258	(3)	0	*
Jason Pavel(2)	16,701	(3)	16,701	(3)	0	*
Anthony Fuger(2)	14,843	(3)	14,843	(3)	0	*
Paul Berman(2)	12,990	(3)	12,990	(3)	0	*
Elizabeth Fincannon(2)	7,422	(3)	7,422	(3)	0	*
Stefan Hayden(2)	7,422	(3)	7,422	(3)	0	*
Dev Purkayastha(2)	4,173	(3)	4,173	(3)	0	*
Tim Sogard(2)	308	(3)	308	(3)	0	*

*	Indicates a less than 1% interest in common stock.

(1)	We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(2)	Is a current employee of Sconex, LLC, an indirect, wholly-owned subsidiary of ours. Is also subject to the terms of a lock-up agreement with us pursuant to which such selling stockholder has agreed to certain selling restrictions. More specifically, with respect to shares issued at the time of closing, each selling stockholder agreed that it may transfer up to 40% of such shares upon the effectiveness of the Registration Statement on Form S-3, of which this prospectus constitutes a part, an additional 40% of such shares on or after September 27, 2006 and the remaining 20% of such shares on or after March 27, 2007. With respect to any earnout shares issued to a selling stockholder (excluding any Restricted Shares as defined in the merger agreement), each selling stockholder agreed that it may transfer 16.3% of such shares immediately upon issuance, an additional 27.9% of such shares on September 30, 2007, an additional 27.9% of such shares on March 31, 2008 and the remaining 27.9% of such shares on September 30, 2008. 39% of the shares issuable to the selling stockholder as earnout shares pursuant to the terms of the merger agreement are subject to forfeiture prior to September 30, 2008 as described above.

(3)	Assumes that the listed holder receives and offers hereunder his or her pro rata share of the 685,000 shares potentially issuable as earn out shares pursuant to our acquisition of Sconex. The actual number of earn out shares received and offered by the holder may differ from such amount.

PLAN OF DISTRIBUTION

We are registering the shares of common stock being offered under this prospectus on behalf of the selling stockholders for possible resale from time to time after the date of this prospectus. As used in this prospectus, “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received from the named selling stockholders as a gift, pledge, distribution or other non-sale related transfer. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares by selling stockholders will be borne by the selling stockholders. We will not receive any proceeds from the sales of shares by the selling stockholders.

The selling stockholders may sell the shares offered under this prospectus directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

Sales of the shares offered under this prospectus may be effected by the selling stockholders from time to time in one or more types of transactions, which may include block transactions, on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions otherwise than on the Nasdaq National Market or in the over-the-counter market, through put or call options transactions relating to the shares whether such options are listed on an options exchange or otherwise, through short sales, or a combination of such methods of sale, at market prices prevailing at the time of sale, at varying prices determined at the time of sale, at fixed prices or at negotiated prices. Such transactions may or may not involve brokers or dealers.

The shares being offered under this prospectus may be sold by the selling stockholders in one or more, or a combination, of the following ways, in addition to any other method permitted under this prospectus:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by this broker-dealer for its account through this prospectus;

•	an exchange distribution;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	an underwritten offering;

•	by pledge to secure debts and other obligations;

•	through the writing or settlement of options or other hedging transactions made pursuant to this prospectus;

•	a combination of any such methods of sale; or

•	any other method permitted under applicable law.

If required, this prospectus may be amended or supplemented on a continual basis to describe a specific plan of distribution. In making sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

The aggregate proceeds to the selling stockholders from the sale of the shares offered by them hereby will be the purchase price of the shares less discounts and commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from the sales of common stock made by the selling stockholders under this prospectus.

In connection with the sale of shares, the selling stockholders may enter into hedging transactions with brokers, dealers or others, who in turn may engage in short sales of the shares in the course of hedging the positions they assume; sell short or deliver shares to close out positions; or loan shares to brokers, dealers or others that may in turn sell such shares. The selling stockholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or transfer these shares through this prospectus. The selling stockholders may also loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares which are loaned, or upon a default the broker-dealer may sell the pledged shares by use of this prospectus. Some or all of the shares offered by the selling stockholders in this prospectus may also be sold to or through an underwriter or underwriters. Any shares sold in that manner will be acquired by the underwriters for their own accounts and may be resold at different times in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. These shares may be offered to the public through underwriting syndicates represented by one or more managing underwriters or may be offered to the public directly by one or more underwriters. Any public offering price and any discounts or concessions allowed or disallowed to be paid to dealers may be changed at different times.

Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such underwriters, broker-dealers or agents may act as agents or to whom they sell as principal, or both (that compensation as to a particular underwriter or broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated at the time of sale).

The selling stockholders and any underwriters, broker-dealers or agents that act in connection with the sale of shares of common stock may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Act, and any commissions received by them and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Act.

Because each of the selling stockholders may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. Neither the delivery of any prospectus, or any prospectus supplement, nor any other action taken by the selling stockholders or any purchaser relating to the purchase or sale of common stock under this prospectus shall be treated as an admission that any of them is an underwriter within the meaning of the Act relating to the sale of any securities. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

The selling stockholders also may resell all or a portion of the common stock being offered under this prospectus in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

The shares may be sold through registered or licensed brokers or dealers if required under applicable state securities laws. Additionally, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Upon notification to us by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary offering or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act. That supplement will disclose:

•	the name of the selling stockholder(s) and of the participating broker-dealer(s),

•	the shares of common stock involved,

•	the price(s) at which such shares were sold,

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

•	other facts material to the transaction.

We have agreed to indemnify the selling stockholders, and the selling stockholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the shares, against certain liabilities, including liabilities arising under the Act.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) 42 months after the registration statement is declared effective by the Commission, (ii) the date when all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (iii) the date on which all of the shares covered by this prospectus may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

The validity of the issuance of the securities registered under this Registration Statement has been passed upon for the Company by Katten Muchin Rosenman LLP of Washington, DC.

EXPERTS

The consolidated financial statements of Alloy, Inc. and its subsidiaries as of January 31, 2006, and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of BDO Seidman, LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Commission. Our Commission filings are available to the public over the Internet at the Commission’s Web site at http://www.sec.gov. You may also read and copy any document we file at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Our common stock is listed and traded on the Nasdaq National Market under the symbol “ALOY”.

This prospectus, which constitutes a part of a registration statement on Form S-3 filed by us with the Commission under the Act, omits certain of the information set forth in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and our common stock. Copies of the registration statement and its exhibits are on file at the offices of the Commission. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of the document filed as an exhibit to the registration statement.

The Commission allows us to “incorporate by reference” the information we file with the Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the securities offered by this prospectus have all been sold:

•	Annual Report on Form 10-K for the fiscal year ended January 31, 2006, filed on May 1, 2006;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006, filed on June 8, 2006;

•	Notice of Annual Meeting and Proxy Statement on Schedule 14A, filed on May 31, 2006;

•	Current Report on Form 8-K, filed on February 7, 2006;

•	Current Report on Form 8-K, filed on March 6, 2006;

•	Current Report on Form 8-K, filed on March 29, 2006;

•	Current Report on Form 8-K, filed June 6, 2006;

•	Current Report on Form 8-K, filed June 20, 2006; and

•	The description of our common stock contained in “Description of Capital Stock” in the Registration Statement on Form S-3 filed with the Commission on January 30, 2002 (File No. 333-81648), including any amendment or report filed for the purpose, or which has the effect of, of updating such description.

You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address:

Alloy, Inc.

151 West 26th Street, 11th Floor

New York, NY 10001

(212) 244-4307

Attention: Gina R. DiGioia